

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

Mr. John Hlywak, Jr.
Executive Vice President and Chief Financial Officer
Integramed America, Inc.
Two Manhattanville Road
Purchase, New York 10577

> **Re:** **Integramed America, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Schedule 14A filed April 20, 2010**
> **File No. 000-20260**

Dear Mr. Hlywak:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Melissa N. Rocha
Accounting Branch Chief